Exhibit 77.I

Terms of new or amended securities

At the June 4, 2008 meeting, the Board of Directors of ING Series Fund, Inc. approved renewing the waiver of the service fee, on the Class O shares, of 0.25% of the average daily net assets of ING Money Market Fund payable to ING Funds Distributor, LLC (“IFD”). IFD has agreed to continue to waive that fee for the period from August 1, 2008 through and including August 1, 2009.